Exhibit A

Ceragon Networks Ltd.

On September 16, 2019, Ceragon Networks Ltd. (the “Company”) held its 2019 Annual General Meeting of Shareholders (the “Meeting”). The proxy statement for the Meeting was filed by the Company with the Securities and Exchange Commission as an exhibit to its Report on Form 6-K on August 12, 2019 (File No. 191014550) and is incorporated herein by reference. All of the proposals brought before the shareholders at the Meeting have been approved by the shareholders.